[Letterhead of Eversheds Sutherland (US) LLP]

May 16, 2017

VIA EDGAR

Edward P. Bartz, Esq.

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             New Mountain Finance Corporation

Registration Statement on Form N-2

Filed on May 16, 2017

Dear Mr. Bartz:

On behalf of New Mountain Finance Corporation (the “Company”), we hereby respectfully request that the staff of the Securities and Exchange Commission (the “Commission”) afford the Company’s shelf registration statement on Form N-2, filed with the Commission on May 16, 2017 (the “Registration Statement”), a selective review in accordance with Securities Act Release No. 6510 (February 15, 1984).

The disclosure contained in the Registration Statement contains no material changes from the disclosure included in the Company’s shelf registration statement on Form N-2 (File No. 333-213195) (the “Prior Registration Statement”), initially filed with the Commission on August 18, 2016 and declared effective, as amended, on October 7, 2016, except for (i) revisions reflecting the material developments relating to the Company since the effective date of the Prior Registration Statement, (ii) the inclusion of annual audited financial statements and related financial data for the year ended December 31, 2016, together with disclosure relating thereto, and (iii) the inclusion of unaudited financial statements and related financial data for the quarterly period ended March 31, 2017, together with disclosure relating thereto.

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If you have any questions or additional comments concerning the foregoing, please contact Lisa A. Morgan at (202) 383-0523, Vlad M. Bulkin at (202) 383-0815, or the undersigned at (202) 383-0176.

Sincerely,

/s/ Steven B. Boehm
Steven B. Boehm

cc:                                Lisa A. Morgan

Vlad M. Bulkin